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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Valero L.P.
(Name of Issuer)
Common Units representing limited partner interests
(Title of Class of Securities)
91913W 10 4
(CUSIP Number)
Jay D. Browning
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249
(210) 345-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	91913W 10 4

1	NAMES OF REPORTING PERSONS: Valero Energy Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
74-1828067

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,213,894 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,213,894 units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,213,894 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

CUSIP No.	91913W 10 4

1	NAMES OF REPORTING PERSONS: Diamond Shamrock Refining and Marketing Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
74-2505379

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,213,894 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,213,894 units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,213,894 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

CUSIP No.	91913W 10 4

1	NAMES OF REPORTING PERSONS: Sigmor Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-1828463

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,213,894 units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,213,894 units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,213,894 units (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC,CO

CUSIP No.	91913W 10 4

1	NAMES OF REPORTING PERSONS: The Shamrock Pipe Line Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-6012115

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,213,894 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,213,894 units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,213,894 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

CUSIP No.	91913W 10 4

1	NAMES OF REPORTING PERSONS: Diamond Shamrock Refining Company, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
74-2691167

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,213,894 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,213,894 units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,213,894 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, PN

CUSIP No.	91913W 10 4

1	NAMES OF REPORTING PERSONS: Valero Refining-New Orleans, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
01-0783381

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,213,894 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,213,894 units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,213,894 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

CUSIP No.	91913W 10 4

1	NAMES OF REPORTING PERSONS: Valero Refining Company-California

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
74-2651789

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,213,894 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,213,894 units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,213,894 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

CUSIP No.	91913W 10 4

1	NAMES OF REPORTING PERSONS: Valero Refining-Texas, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
74-1834940

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,213,894 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,213,894 units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,213,894 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, PN

CUSIP No.	91913W 10 4

1	NAMES OF REPORTING PERSONS: Valero GP Holdings, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
81-0470977

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,213,894 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,213,894 units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,213,894 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

CUSIP No.	91913W 10 4

1	NAMES OF REPORTING PERSONS: Riverwalk Holdings, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
11-3772271

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		10,213,894 units

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,213,894 units

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,213,894 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) is being filed by Valero Energy Corporation (“Valero Energy”) and certain of its subsidiaries, Diamond Shamrock Refining and Marketing Company, Sigmor Corporation, The Shamrock Pipe Line Corporation, Diamond Shamrock Refining Company, L.P., Valero Refining—New Orleans, L.L.C., Valero Refining Company—California, Valero Refining—Texas, L.P., Valero GP Holdings, LLC (f/k/a UDS Logistics, LLC), and Riverwalk Holdings, LLC (collectively, the “Subsidiaries” and together with Valero Energy, the “Reporting Persons”). This statement relates to the common units representing limited partner interests (the “Common Units”) of Valero L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at One Valero Way, San Antonio, Texas 78249.
Item 2. Identity and Background
     (a) - (b) The information required to be filed in response to paragraphs (a) and (b) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.
     (c) The information required to be filed in response to paragraph (c) of Item 2 with respect to the Reporting Persons is as follows:
          1. Valero Energy is principally engaged in the refining and retailing of refined products and convenience store merchandise. The executive officers and directors of Valero Energy are listed on Appendix A hereto.
     4,424,322 Common Units, representing a 46.1% ownership interest in the Partnership, were initially beneficially owned by Ultramar Diamond Shamrock Corporation, a Delaware corporation (“UDS”), through its subsidiaries holding the Common Units. Pursuant to that certain Agreement of Plan of Merger dated as of May 6, 2001 by and between UDS and Valero Energy (the “Merger Agreement”), UDS was merged with and into Valero Energy on December 31, 2001 (the “Merger”), with Valero Energy remaining as the surviving corporation and ultimate parent company of the subsidiaries holding the Common Units. As a result of the Merger, Valero Energy beneficially owned the 4,424,322 Common Units through UDS Logistics, LLC, its indirect wholly owned subsidiary.
     On March 18, 2003, the Partnership redeemed 3,809,750 of the Common Units beneficially owned by Valero Energy pursuant to the Common Unit Redemption Agreement dated as of March 12, 2003, among UDS Logistics, LLC and the Partnership (the “Redemption Agreement”). The remaining 614,572 Common Units beneficially owned by Valero Energy represented 5.29% of the total issued and outstanding Common Units. UDS Logistics, LLC changed its name to Valero GP Holdings, LLC on January 15, 2006.
     On August 11, 2003, the Partnership consummated a public offering of 1,236,250 newly issued Common Units. As a result, the 614,572 Common Units beneficially owned by the Reporting Persons represented 4.57% of then outstanding Common Units of the Partnership.
     On January 25, 2006, Valero GP Holdings, LLC contributed the remaining 614,572 Common Units to Riverwalk Holdings, LLC as well as 9,599,322 subordinated units. On May 8, 2006, due to the automatic conversion (in accordance with the terms of the Partnership’s Third Amended and Restated Partnership Agreement) into Common Units of the 9,599,322 subordinated units held by Riverwalk Holdings, LLC, the ownership of the Reporting Persons increased to an aggregate of 10,213,894 Common Units, representing 21.8% of the total issued and outstanding Common Units.
     In addition, Valero GP, LLC, an affiliate of Valero Energy, owns 11,597 Common Units as of May 5, 2006. Since the voting and dispositive rights with respect to all of these 11,597 Common Units have been relinquished, such number of Common Units are not included in the number of Common Units beneficially owned by the Reporting Persons.

          2. Diamond Shamrock Refining and Marketing Company owns 51.540982% of the member interests of Valero GP Holdings, LLC and is principally engaged in the ownership and operation of retail stores.
          3. Sigmor Corporation owns 29.497637% of the member interests of Valero GP Holdings, LLC and is principally engaged in the ownership and leasing of real estate.
          4. The Shamrock Pipe Line Corporation owns 13.543772% of the member interests of Valero GP Holdings, LLC and is primarily engaged in the ownership and operation of pipelines.
          5. Diamond Shamrock Refining Company, L.P. owns 5.414609% of the member interests of Valero GP Holdings, LLC and is primarily engaged in the ownership and operation of refinery assets.
          6. Valero Refining—New Orleans, L.L.C. owns 0.001000% of the member interests of Valero GP Holdings, LLC and is primarily engaged in the ownership and operation of refinery assets.
          7. Valero Refining Company—California owns 0.001000% of the member interests of Valero GP Holdings, LLC and is primarily engaged in the ownership and operation of refinery assets.
          8. Valero Refining—Texas, L.P. owns 0.001000% of the member interests of Valero GP Holdings, LLC and is primarily engaged in the ownership and operation of refinery assets.
          9. Valero GP Holdings, LLC is an indirect wholly owned subsidiary of Valero Energy and holds ownership interests in the Partnership through its ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC. The executive officers and directors of Valero GP Holdings, LLC are listed on Appendix B hereto.
          10. Riverwalk Holdings, LLC is a wholly owned subsidiary of Valero GP Holdings, LLC and its sole purpose is to hold ownership interests in the Partnership and Riverwalk Logistics, L.P., the general partner of the Partnership. The executive officers and directors of Riverwalk Holdings are listed on Appendix C hereto.
     (d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A, B and C hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the reporting persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A, B and C hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the Reporting Persons is set forth on Schedule 1.
Item 3. Source and Amount of Funds or Other Consideration
     The conversion of the 9,599,322 subordinated units representing limited partner interests in the Partnership (the “Subordinated Units”) held by Riverwalk Holdings, LLC into 9,599,322 Common Units occurred automatically for no additional consideration pursuant to and in accordance with the Partnership’s Third Amended and Restated Agreement of Limited Partnership, as amended, upon satisfaction of certain financial tests.
     4,424,322 Common Units, representing a 46.1% ownership interest in the Partnership, were initially beneficially owned by UDS, through its subsidiaries holding the Common Units. Pursuant to the Merger Agreement, UDS was merged with and into Valero Energy on December 31, 2001, with Valero Energy remaining as the surviving corporation and ultimate parent company of the subsidiaries holding the Common Units. As a result of the Merger, Valero Energy beneficially owned the 4,424,322 Common Units through UDS Logistics, LLC, its indirect wholly owned subsidiary.

     On March 18, 2003, the Partnership redeemed 3,809,750 of the Common Units beneficially owned by Valero Energy pursuant to the Redemption Agreement. The remaining 614,572 Common Units beneficially owned by Valero Energy represented 5.29% of the total issued and outstanding Common Units. UDS Logistics, LLC changed its name to Valero GP Holdings, LLC on January 15, 2006.
     On August 11, 2003, the Partnership consummated a public offering of 1,236,250 newly issued Common Units. As a result, the 614,572 Common Units beneficially owned by the Reporting Persons represented 4.57% of then outstanding Common Units of the Partnership.
     On January 25, 2006, Valero GP Holdings, LLC contributed the remaining 614,572 Common Units to Riverwalk Holdings, LLC as well as 9,599,322 subordinated units.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Common Units reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.
Item 5. Interest in Securities of the Issuer
     (a) There were 46,809,749 Common Units outstanding as of May 8, 2006, the record date for the conversion of the Subordinated Units. The Reporting Persons beneficially owned 10,213,894 Common Units, representing 21.8% of the total issued and outstanding Common Units.
     There were 9,599,322 Common Units outstanding as of April 16, 2001, the date of the initial public offering. UDS was deemed to be the beneficial owners of 4,424,322 Common Units, which constituted approximately 46.1% of the total issued and outstanding Common Units as of April 24, 2001. Valero Energy acquired beneficial ownership of the 4,424,322 Common Units as a result of the Merger described in Item 1(c). Valero Energy also acquired, through UDS Logistics, LLC, 9,599,322 subordinated limited partner interests in the Partnership, which could be converted, generally not before March 31, 2006, into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (No. 333-43668 and No. 333-58588), incorporated herein by reference.
     On March 18, 2003, the Partnership redeemed 3,809,750 of the Common Units beneficially owned by Valero Energy pursuant to the Redemption Agreement. The remaining 614,572 Common Units beneficially owned by Valero Energy represented 5.29% of the total issued and outstanding Common Units. UDS Logistics, LLC changed its name to Valero GP Holdings, LLC on January 15, 2006.
     On August 11, 2003, the Partnership consummated a public offering of 1,236,250 newly issued Common Units. As a result, the 614,572 Common Units beneficially owned by the Reporting Persons represented 4.57% of then outstanding Common Units of the Partnership.
     On January 25, 2006, Valero GP Holdings, LLC contributed the remaining 614,572 Common Units to Riverwalk Holdings, LLC as well as all of the 9,599,322 subordinated units.
     In addition, Valero GP, LLC, an affiliate of Valero Energy, owns 11,597 Common Units as of May 5, 2006. Since the voting and dispositive rights with respect to all of these 11,597 Common Units have been relinquished, such number of Common Units are not included in the number of Common Units beneficially owned by the Reporting Persons.
     (b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover page of this Statement on Schedule 13D, and such information is incorporated herein by reference.

     (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of units being reported on this Schedule 13D.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The 614,572 Common Units and the 9,599,322 Subordinated Units held by the Reporting Persons prior to the conversion reported herein were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the Third Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of the form of which is incorporated by reference to this Schedule 13D.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Agreement and Plan of Merger dated as of May 6, 2001, by and between Valero Energy Corporation and Ultramar Diamond Shamrock Corporation (incorporated by reference to Exhibit 2.1 of Valero Energy’s Current Report on Form 8-K (File No. 001-13175) filed with the SEC on May 10, 2001).

Exhibit B	Third Amended and Restated Agreement of Limited Partnership of Valero L.P., dated January 19, 2006 (incorporated by reference to Exhibit 3.1 of Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417) filed with the SEC on May 9, 2003).

Exhibit C	First Amendment to Third Amended and Restated Agreement of Limited Partnership of Valero L.P. (incorporated by reference to Exhibit 4.3 of Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2003 (File No. 001-16417) filed with the SEC on March 12, 2004).

Exhibit D	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Valero L.P., dated as of July 1, 2005 (incorporated by reference to Exhibit 4.01 of Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended June 30, 2005 (File No. 001-16417) filed with the SEC on August 9, 2005).

Exhibit E	Common Unit Redemption Agreement dated as of March 12, 2003, among UDS Logistics, LLC and Valero L.P. (incorporated by reference to Exhibit No. 10.1 of Valero L.P.’s Current Report on Form 8-K (File No. 001-16417) filed with the SEC on March 17, 2003.

Exhibit F	Registration Statement on Form S-1 of Shamrock Logistics, L.P. (File No. 333-43668) filed with the SEC on April 14, 2001.

Exhibit G	Registration Statement on Form S-1 of Shamrock Logistics, L.P. (File No. 333-58588) filed with the SEC on April 9, 2001.

Exhibit H	Joint Filing Agreement (filed herewith).

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 17, 2006

Valero Energy Corporation

By: /s/ Jay D. Browning
Name: Jay D. Browning Title: Senior Vice President and Corporate Secretary

Valero GP Holdings, LLC

By: /s/ Bradley C. Barron
Name: Bradley C. Barron Title: Vice President, General Counsel and Secretary

Riverwalk Holdings, LLC

By: /s/ Corky Davis
Name: Corky Davis Title: Vice President, Secretary and Treasurer

Diamond Shamrock Refining and Marketing Company

By: /s/ Jay D. Browning
Name: Jay D. Browning Title: Vice President and Secretary

Sigmor Corporation

By: /s/ Jay D. Browning
Name: Jay D. Browning Title: Vice President and Secretary

The Shamrock Pipe Line Corporation

By: /s/ Jay D. Browning
Name: Jay D. Browning Title: Vice President and Secretary

Diamond Shamrock Refining Company, L.P.

By: /s/ Jay D. Browning
Name: Jay D. Browning Title: Vice President and Secretary

Valero Refining—New Orleans, L.L.C.

By: /s/ Jay D. Browning
Name: Jay D. Browning Title: Vice President and Secretary

Valero Refining Company—California

By: /s/ Jay D. Browning
Name: Jay D. Browning Title: Vice President and Secretary

Valero Refining—Texas, L.P.

By: Valero Corporate Services Company, its general partner

By: /s/ Jay D. Browning
Name: Jay D. Browning Title: Vice President and Secretary

Schedule I

Name	State of Incorporation or Formation
Valero Energy Corporation	Delaware
Valero GP Holdings, LLC	Delaware
Riverwalk Holdings, LLC	Delaware
Diamond Shamrock Refining and Marketing Company	Delaware
Sigmor Corporation	Delaware
The Shamrock Pipe Line Corporation	Delaware
Diamond Shamrock Refining Company, L.P.	Delaware
Valero Refining—New Orleans, L.L.C.	Delaware
Valero Refining Company—California	Delaware
Valero Refining—Texas, L.P.	Texas

Appendix A
Executive Officers and Directors of Valero Energy Corporation
     Each of the persons listed below is a United States citizen. The principal business address of each executive officer and director of Valero Energy Corporation is One Valero Way, San Antonio, Texas 78249. The present principal occupation or employment of each executive offer is serving as an employee of Valero Energy Corporation. Unless otherwise specified below, the present principal occupation or employment of each director is serving as a director and/or employee of Valero Energy Corporation.

Name	Position Held with Valero Energy Corporation
Jerry D. Choate	Director
William R. Klesse	Director, Vice Chairman of the Board and Chief Executive Officer
Donald L. Nickles	Director
Susan Kaufman Purcell	Director
Ruben M. Escobedo	Director
Robert Marbut	Director
Bob A. Profusek	Director
W. E. “Bill” Bradford	Director
Ronald K. Calgaard	Director
William E. Greehey	Director, Chairman of the Board
Irl F. Engelhardt	Director
Gregory C. King	President
Michael S. Ciskowski	Executive Vice President and Chief Financial Officer
S. Eugene Edwards	Executive Vice President — Corporate Development and Strategic Planning
Joseph W. Gorder	Executive Vice President — Marketing and Supply
Richard J. Marcogliese	Executive Vice President — Operations
Mr. Choate retired from Allstate Corporation at the end of 1998 where he had served as Chairman of the Board and Chief Executive Officer since January 1, 1995.
Mr. Klesse was elected as Valero’s Chief Executive Officer and Vice Chairman of the Board upon Mr. Greehey’s retirement as Chief Executive Officer at the end of 2005. Mr. Klesse was elected Executive Vice President and Chief Operating Officer of Valero in January 2003. He previously served as Executive Vice President—Refining and Commercial Operations of Valero since the closing of Valero’s acquisition via merger of Ultramar Diamond Shamrock Corporation (“UDS”) on December 31, 2001. He had served as Executive Vice President, Operations of UDS from January 1999 through December 2001. Mr. Klesse is also a director of the managing general partner of Valero L.P.
Mr. Bradford is the retired Chairman of Halliburton Company. Prior to its 1998 merger with Halliburton, he was Chairman and Chief Executive Officer of Dresser Industries, Inc., where he had been employed in various capacities since 1963.
Dr. Calgaard is Chairman of the Ray Ellison Grandchildren Trust in San Antonio, Texas. The address at which such employment is conducted is 7620 NW Loop 410, San Antonio, Texas 78227-5301. He was formerly Chairman and Chief Executive Officer of Austin Calvert & Flavin Inc. in San Antonio from 2000 to February 2006. Dr. Calgaard served as President of Trinity University, San Antonio, Texas, from 1979 until his retirement in 1999.

Mr. Engelhardt is Chairman of the Board of Peabody Energy Corporation. He has been a director of Peabody and its predecessor company since 1990. He served as both Chairman and Chief Executive Officer of Peabody from 1993 through 2005 when he retired as Chief Executive Officer. The address at which such employment is conducted is 701 Market St., St. Louis, MO 63101.
Mr. Escobedo has been with his own public accounting firm, Ruben Escobedo & Company, CPAs, in San Antonio, Texas since its formation in 1977. The address at which such employment is conducted is 745 E. Mulberry, Suite #777, San Antonio, Texas 78212-3166.
Mr. Greehey is the Chairman of the Board of Valero. He served as Chairman of the Board and Chief Executive Officer of Valero and its former parent company from 1979 until he retired as Chief Executive Officer at the end of 2005. He was also President of Valero from 1998 until January 2003. Mr. Greehey is also Chairman of the Board of the managing general partner of Valero L.P.
Mr. Marbut has been Chairman and Chief Executive Officer of Argyle Communications, Inc. since 1992, and Chairman and Chief Executive Officer of SecTecGLOBAL, Inc. since 2002. He also serves as Executive Chairman of Electronics Line 3000 Ltd. and as Chairman and Co-Chief Executive Officer of Argyle Security Acquisition Corporation. The address at which such employment is conducted is 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.
Senator Nickles retired in January 2005 as U.S. Senator from Oklahoma after serving in the U.S. Senate for 24 years. Upon his retirement from the Senate, he formed and is the Chairman and Chief Executive Officer of The Nickles Group, a Washington-based consulting and business venture firm.
Mr. Profusek is a partner and heads the Mergers and Acquisitions department of the Jones Day law firm. The address at which such employment is conducted is 222 East 41st Street, New York, New York 10017-6702. He served as Executive Vice President of Omnicom Group Inc. from May 2000 to August 2002. Prior to May 2000, he was a partner at Jones Day, which he joined in 1975. Prior to his election as a director of Valero in 2005, Mr. Profusek served as a director of the managing general partner of Valero L.P. since 2001.
Dr. Purcell is the Director of the Center for Hemispheric Policy at the University of Miami. The address at which such employment is conducted is 680 Park Avenue, New York, NY 10021. Dr. Purcell previously served as Vice President of the Americas Society in New York, New York since 1989 and also as Vice President of the Council of the Americas.

Appendix B
Executive Officers and Directors of Valero GP Holdings, LLC
     Each of the persons listed below is a United States citizen and an employee of Valero GP Holdings, LLC. The principal business address of each executive officer and director of Valero GP Holdings, LLC is One Valero Way, San Antonio, Texas 78249.

Name	Position Held with Valero GP Holdings, LLC
William E. Greehey	Chairman of the Board

Curtis V. Anastasio	President and Chief Executive Officer

Steven A. Blank	Senior Vice President, Chief Financial Officer and Treasurer

Thomas R. Shoaf	Vice President and Controller

Appendix C
Executive Officers and Directors of Riverwalk Holdings, LLC
     Each of the persons listed below is a United States citizen and an employee of Riverwalk Holdings, LLC. The principal business address of each executive officer and manger of Riverwalk Holdings, LLC is One Valero Way, San Antonio, Texas 78249.

Name	Position Held with Riverwalk Holdings, LLC
Joseph F. Varro, Jr.	Chief Executive Officer and President and Manager

Corky Davis	Vice President, Secretary and Treasurer and Manager

EXHIBIT INDEX

Exhibit A	Agreement and Plan of Merger dated as of May 6, 2001, by and between Valero Energy Corporation and Ultramar Diamond Shamrock Corporation (incorporated by reference to Exhibit 2.1 of Valero Energy’s Current Report on Form 8-K (File No. 001-13175) filed with the SEC on May 10, 2001).

Exhibit B	Third Amended and Restated Agreement of Limited Partnership of Valero L.P., dated January 19, 2006 (incorporated by reference to Exhibit 3.1 of Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417) filed with the SEC on May 9, 2003).

Exhibit C	First Amendment to Third Amended and Restated Agreement of Limited Partnership of Valero L.P. (incorporated by reference to Exhibit 4.3 of Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2003 (File No. 001-16417) filed with the SEC on March 12, 2004).

Exhibit D	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Valero L.P., dated as of July 1, 2005 (incorporated by reference to Exhibit 4.01 of Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended June 30, 2005 (File No. 001-16417) filed with the SEC on August 9, 2005).

Exhibit E	Common Unit Redemption Agreement dated as of March 12, 2003, among UDS Logistics, LLC and Valero L.P. (incorporated by reference to Exhibit No. 10.1 of Valero L.P.’s Current Report on Form 8-K (File No. 001-16417) filed with the SEC on March 17, 2003.

Exhibit F	Registration Statement on Form S-1 for Shamrock Logistics, L.P. (File No. 333-43668) filed with the SEC on April 14, 2001 and incorporated herein by reference.

Exhibit G	Registration Statement on Form S-1 for Shamrock Logistics, L.P. (File No. 333-58588) filed with the SEC on April 9, 2001 and incorporated herein by reference.

Exhibit H	Joint Filing Agreement (filed herewith).